

STARK DRONES CORPORATION

AUDITED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED DECEMBER 31, 2023

Prepared Under Generally Accepted Accounting Principle

TABLE OF CONTENTS

<h1 style="text-align:center">Independent Auditors' Report</h1>

**To the Board of Directors and
Shareholders Stark Drones Corporation**

Report on the Financial Statements

Opinion

We have audited the accompanying balance sheet of Stark Drones Corporation "The Company" as of December 31st 2023, and the related statements of incomes and expenditures and the notes to the financial statements for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of The Company as of [at] December 31st 2023, and the results of its operations for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is responsible for assessing the Organization's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations or has no realistic alternative but to do so.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with the auditing standards generally accepted in United States of America will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken based on these financial statements.

As part of an audit, we exercise professional judgement and maintain professional skepticism throughout the audit. We also:

- Identified and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtained an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control.

- Evaluated the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

- Concluded on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

- Evaluated the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtained sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the directors with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the directors, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Drenchko Stephanie, CPA
01/18/2023

Drenchko Stephanie, CPA
License #: 098780
Drenchkostephanie@zerotograce.org
+1(949)354-4109
9 Knollwood DrBallston, NY

Independent Accountant
Dated: January 18th, 2024

Stark Drones Corporation

Balance Sheet

As of December 31, 2023

In US Dollars

	Notes	2023	2022
Assets			
Current Assets			
Cash and Bank Balances		40,234	18,500
Total Current Assets		**40,234**	**18,500**
Non-Current Assets			
Intangible assets			
Intellectual Property and Proprietary Software		-	-
Tangible assets			
Miners and Various Computing Equipment	7	23,737	-
Drone Parts	7a	3,200	25,434
Total Non-Current Assets		**26,937**	**25,434**
Total Assets		**67,171**	**43,934**
Liabilities and Equity			
Current Liabilities			
Short term liabilities		-	-
Total Current Liabilities		**-**	**-**
Long Term Liabilities			
Other liabilities		110,000	85,000
Total Long Term Liabilities		**110,000**	**85,000**
Total Liabilities		**110,000**	**85,000**
Equity			
Capital	8	167,931	82,825
Retained Earnings	9	(210,760)	(123,891)
Total Equity		**(42,829)**	**(41,066)**
Total Liabilities and Owner's Equity		**67,171**	**43,934**

Chief Executive Officer

See independent accountant's audit report and accompanying notes to financial statements.

Stark Drones Corporation

Income Statement

For the year ending December 31, 2023

In US Dollars

	Notes	2023	2022
Sales		-	-
Less: Cost of Goods Sold		-	-
Gross Profit		-	-
Operating Expenses			
General & Administrative Expenses	4	78,902	28,191
Selling & Marketing Expenses	5	7,967	5,691
Total Operating and Administrative Expenses		**86,869**	**33,882**
Operating Profit		(86,869)	(33,882)
Interest		-	-
Income Before Taxes			
Taxes		-	-
Net Income		**(86,869)**	**(33,882)**

Chief Executive Officer

See independent accountant's audit report and accompanying notes to financial statements.

Stark Drones Corporation

Statement of Change in Equity

As of December 31, 2023

In US Dollars

PARTICULARS	Capital	Retained Earnings	Total
Balance as of January 01, 2023	82,825	-	82,825
The Company has 38,972,728 shares of Outstanding Stock	-	-	-
Founder Invested Capital	55,865	-	55,865
Issued Share Capital During the Year (53,166 Shares @ $0.55 Per Share)	29,241	-	29,241
Retained Earnings	-	(210,760)	(210,760)
Balance as of December 31, 2023	167,931	(210,760)	**(42,829)**

PARTICULARS	Capital	Retained Earnings	Total
Balance as of January 01, 2022	22,034	-	22,034
The Company has 3,000,000 shares of outstanding stock	-	-	-
Founder Invested Capital	60,791	-	60,791
Retained Earnings	-	(123,891)	(123,891)
Balance as of December 31, 2022	82,825	(123,891)	**(41,066)**

Chief Executive Officer

See independent accountant's audit report and accompanying notes to financial statements.

Stark Drones Corporation

Cash Flow Statement

For the year ending December 31, 2023

In US Dollars

	2023	2022
CASH GENERATED FROM OPERATING ACTIVITIES		
Profit before tax	(86,869)	(33,882)
Adjustement for non-cash items - Depreciation/Amortization	1,697	-
Financial Charges	-	-
Operating Profit before working capital changes	**(85,172)**	**(33,882)**
Working Capital Changes		
Increase/ Decrease in current assets	-	-
Increase / Decrease in current liabilities	-	-
Cash Generated from Operation	**-**	**-**
Less: Financial Charges	-	-
Less: Income Tax Paid	-	-
Net Cash Generated from Operating Activities (A)	**(85,172)**	**(33,882)**
CASH FLOW FROM INVESTING ACTIVITIES		
Fixed Assets (Acquired)/Disposed	(3,200)	(10,434)
Intengibale Assets (Acquired)/Disposed	-	-
Net Cash Flow from Investing Activities (B)	**(3,200)**	**(10,434)**
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from short term Loan	25,000	1,000
Funds invested by Owner	85,106	60,791
Net Cash Flow from Financing Activites (C)	**110,106**	**61,791**
Net Cash Flow from All Activities (A+B+C)		
Add: Opening Cash & Cash Equivalents	18,500	1,025
Closing Cash and Cash Equivalents	**40,234**	**18,500**

Chief Executive Officer

See independent accountant's audit report and accompanying notes to financial statements.

Stark Drones Corporation

Notes to the Financial Statements

For the year ending December 31, 2023

In US Dollars

These notes form an integral part of the financial statements.

1. LEGAL STATUS AND NATURE OF BUSINESS

Stark Drones Corporation is an emerging company that participates in sensory networks, UART communications, and aviation design concepts. We are planning to build one of the most efficient aeronautical vehicles ever created to bring a new age to space exploration and transportation.

2. STATEMENT OF COMPLIANCE

The accompanying Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

3. BASIS OF MEASUREMENT

These financial statements have been prepared under the historical cost convention. In this financial statement, all transactions have been accounted for on accrual basis.

4. JUDGMENT, ESTIMATES AND ASSUMPTIONS

The preparation of financial statements is in conformity with approved accounting standards which require management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and related assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. The estimates and related assumptions are reviewed on an ongoing basis. Accounting estimates are revised in the period in which such revisions are made and in any future periods affected.

Significant management estimates in these financial statements relate to the useful life of property, plant and equipment, provisions and doubtful receivables. However, the management believes that the change in outcome of estimates would not have a material effect on the amounts disclosed in the financial statements.

Judgment made by management in the application of approved standards that have significant effect on the financial statements and estimates with a risk of material adjustment in subsequent year are as follows:

Notes to the Financial Statements
For the year ending December 31, 2023
In US Dollars

4.1   Depreciation method, rates and useful lives of property, plant and equipment

The management of the Company reassesses useful lives, depreciation method, and rates for each item of property, plan: and equipment annual by considering expected pattern of economic benefits that the Company expects to derive from those items.

4.2   Provisions

Provisions are based on best estimate of the expenditure required to settle the present obligation at the reporting date, that is, the amount that the Company would rationally pay to settle the obligation at the   reporting date or to transfer it to a third party.

4.3   Impairment

The carrying amounts of the Company's assets are reviewed at each balance sheet date to determine whether there is any indication of impairment loss. If any such indication exists, recoverable amount is estimated in order to determine the extent of the impairment loss, if any. Impairment loss is recorded on judgmental basis, for which provision may differ in the future years based on the actual expense.

5.   FUNCTIONAL AND PRESENTATION CURRENCY

These financial statements are prepared in United States Dollars which is the Business' functional currency.

6.   SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies adopted in preparation of these financial statements are set out below. These policies have been consistently applied to all years prescribed, unless otherwise stated.

6.1   Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purpose of cash flow statement, cash and cash equivalents comprise cash in hand and cash with banks in current and saving accounts.

Stark Drones Corporation

Notes to the Financial Statements

For the year ending December 31, 2023
In US Dollars

6.2   Property and equipment

Property and equipment are initially recognized at acquisition cost including any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by the management. Subsequently, property and equipment are stated at cost less accumulated depreciation and any identified impairment losses. Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the companies and the cost of the item can be measured reliably. All other repairs and maintenance costs are charged to income statement during the year in which they are incurred.

Depreciation is charged to income statement on reducing balance method by applying the depreciation rates so as to write off the depreciable amount of assets over their estimated useful lives. Depreciation on additions is charged from the month the asset is available for use, while no depreciation is charged in the month in which the asset is disposed oof.

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on de-recognition of the asset (calculated as the difference between the net disposal proceeds and carrying amount of the asset) is included in the income statement in the year the asset is derecognized.

6.3   Intangible asset

An intangible asset is an identifiable non-monetary asset without physical substance. An intangible asset is recognized if it is probable that the future economic benefits that are attributable to the asset will flow to the companies and that the cost of such asset can also be measured reliably. Cost of the intangible asset includes purchase cost and directly attributable expenses incidental to bring the asset for its intended use.

Costs associated with maintaining computer software are recognized as an expense as and when incurred.

Intangible assets are stated at cost less accumulated amortization and accumulated impairment losses, if any. Amortization is charged over the estimated useful life of the asset on a systematic basis by applying the reducing balance method from the month when such asset is available for use.

6.4   Subsequent Events

Management has evaluated subsequent events for recognition and disclosure in the financial

In US Dollars

statements through December 31th 2023, which is the date the financial statements were available to be issued. Through December 31th 2023, no subsequent events required recognition or disclosure in the financial statements.

6.5 Taxation

The Company has recognized in the financial statements the effects of all tax positions and continually evaluates expiring statutes of limitations, audits, changes in tax law, and new authoritative rulings. The Company is not aware of any circumstances or events that make it reasonably possible that unrecognized tax benefits may increase or decrease within 12 months of the statement of financial position date. Penalties and interest assessed by taxing authorities are included in the provision for income taxes, if applicable. There were no penalties or interest paid during the years 2022.

6.6 Provisions

A provision is recognized when, and only when, the companies have a present obligation (legal or constructive) as a result of past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

6.7 Use of estimates

The preparation of financial statements requires the certain critical accounting estimates. It also requires the management to exercise its judgment in the process of applying the Company's accounting policies. Estimates and judgments are continually evaluated and are based on historical experience, including expectation of future events that are believed to be reasonable under the circumstances. The areas where various assumptions and estimates are significant to the Company's financial statements or where judgments were exercised in application of accounting policies are below:

- Operating fixed assets – tangible or intangible

- Loans and advances – net

6.8 Advances, deposits and other receivables

Advances, deposits and other receivables are carried at original cost less an estimate made for doubtful debts based on a review of all outstanding amounts at the year end. Bad debts are written off, when identified.

Stark Drones Corporation

Notes to the Financial Statements

For the year ending December 31, 2023

In US Dollars

6.9   Accrued and Other Liabilities

These are recognized using the trade date accounting and are measured initially at cost.

7.   Miners and Various Computing Equipment
7a. Drone Parts

	2023	2022
Opening Balance	25,434	15,000
Addition during the year		
Miners and Various Computing Equipment	-	10,434
Drone Parts	3,200	
Less: Depreciation	(1,697)	-
Total	**26,937**	**25,434**

8.   Capital

	2023	2022
The Company has 38,972,728 shares of Outstanding Stock	-	-
Founder Invested Capital	138,690	82,825
Issued Share Capital During the Year (53,166 Shares @ $0.55 Per Share)	29,241	-
Total	**167,931**	**82,825**

9.   Retained Earnings

	2023	2022
Opening Balance	(123,891)	(90,009)
Profit and Loss during the period	(86,869)	(33,882)
Total	**(210,760)**	**(123,891)**

Notes to the Financial Statements

For the year ending December 31, 2022

In US Dollars

10. General & Administrative Expenses

	2023	2022
Software and Website	27,432	12,924
Legal and Professional Services	21,630	1,675
Outsource Services	11,845	6,654
Postage and Courier	202	305
Operating Supplies	5,296	799
Algorithmic Testing	-	1,000
Rent	1,719	-
Production	1,971	-
Travel	4,234	
Telephone	72	-
Intellectual Property	149	-
Philantrophy	2,438	-
Depreciation	1,697	
Misc. Office Expenses	217	4,834
Total	**78,902**	**28,191**

11. Selling & Marketing Expenses

	2023	2022
Advertising and Marketing	7,967	5,691
Total	**7,967**	**5,691**

12. General

The year represents the whole year, as at December 31st 2023.